FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549
                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934
                          For the month of January 2005
                    -----------------------------------------

                        G. WILLI-FOOD INTERNATIONAL LTD.
                 (Translation of registrant's name into English)

                      3 Nahal Snir St., Yavne, Israel 81224
                    (Address of principal executive offices)
                    -----------------------------------------


     Indicate by check mark whether registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):..........

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):............

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                               YES [_]     NO [X]

     If "YES" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

     On January 6, 2005, G. Willi-Food International Ltd. (the "Registrant") announced approximately 22% revenue growth for 2004.


EXHIBITS

     The following document is furnished herewith as an exhibit to this Form
6-K:

Registrant's press release, dated January 6, 2005.

WILLI FOOD                                                                  NEWS
--------------------------------------------------------------------------------

CONTACT:
Gil Hochboim, CFO
(+972) 8-932-2233
gil@willi-food.co.il

                                                           FOR IMMEDIATE RELEASE

            G. WILLI-FOOD TO REPORT APPROXIMATELY 22% REVENUE GROWTH
             FOR 2004 AND 6TH STRAIGHT QUARTER OF YOY REVENUE GROWTH


YAVNE, ISRAEL - JANUARY 6, 2005 -- G. WILLI-FOOD INTERNATIONAL LTD. (NASDAQ:
WILCF) today announced that it expects to report approximately 22% revenue growth for the year 2004 together with approximately 9% growth in fourth quarter revenues compared to the fourth quarter of 2003. As such, the Company will be reporting record revenues for the year and its 6th straight quarter of year-over-year revenue growth.

"2004 was an excellent year for Willi-Food, and we believe 2005 will be even better," commented Mr. Zvi Williger, President and COO of Willi-Food. "In the year ahead, we expect to continue ramping up the business, both through growth in our domestic market and by initiating distribution in additional territories."

WILLI-FOOD EXPECTS TO PUBLISH ITS FINANCIAL RESULTS FOR THE FOURTH QUARTER AND FULL YEAR ENDED DECEMBER 31, 2004 IN LATE MARCH 2005.

                                   ----------

G. Willi-Food International Ltd. is one of Israel's largest food importers and a single-source supplier of one of the world's most extensive ranges of quality Kosher food products. It currently imports, markets and distributes more than 400 food products manufactured by some 100 top-tier suppliers throughout the world to more than 1,000 customers. Willi-Food excels in identifying changing tastes in its markets and sourcing high-quality kosher products to address them.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, competition, changing economic conditions and other risk factors detailed in Willi-Food's SEC filings.

                                   SIGNATURES

     In accordance with the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                G. WILLI-FOOD INTERNATIONAL LTD.

Dated:  January 6, 2005

                                                BY: /S/ Joseph Williger
                                                ------------------------
                                                Joseph Williger
                                                Chief Executive Officer